January 11, 2006


By facsimile to (212) 451-2222 and U.S. Mail


Mr. David A. Conway
President
Water Chef, Inc.
1007 Glen Cove Avenue, Suite 1
Glen Head, NY 11545

Re:	Water Chef, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed December 23, 2005
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2004 and 	Subsequent Quarterly Reports on Form 10-QSB
File No. 1-9478

Dear Mr. Conway:

	We limited our review of the preliminary proxy statement to disclosure relating to the proposal to increase the authorized capital stock and our review of the annual report and subsequent quarterly reports to disclosure relating to disclosure controls and procedures and have the comments below. No further review of the filings has been or will be made.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Pre14A

1. It is unclear whether one of the purposes of the proposal to increase the number of authorized shares of capital stock is because there are insufficient authorized shares of common stock to affect the exchange, exercise, or conversion of outstanding convertible securities. If so, the information required by Item 13(a) of
Schedule 14A, including updated financial statements, is required. Alternatively, if you are able to rely on instruction 1 to Item 13 of
Schedule 14A for omitting any or all of the information required by
Item 13(a), give us your analysis why this is the case. We note that you incorporate by reference the financial statements in the annual report on Form 10-KSB for the fiscal year ended December 31, 2004, but you do not incorporate by reference the financial statements in subsequent quarterly reports.

10-KSB

Item 8A.  Controls and Procedures

2. We note the disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions on required disclosure. See Exchange Act Rule 13(a)-15(e).

3. We note the statement that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. See section II.F.4. of Release No. 34-47986 that is available on the Commission`s website at www.sec.gov.


Closing

	As appropriate, file a revised preliminary proxy statement and respond to the comments within 10 business days. Alternatively, tell us within 10 business days when you will provide us a response. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If Water Chef thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised preliminary proxy statement, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Water Chef and its management are in possession of all facts relating to the disclosure in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Water Chef in which Water Chef acknowledges that:

* Water Chef is responsible for the adequacy and accuracy of the disclosure in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Water Chef may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Water Chef provides us in our review of the filings or in response to our comments on the filings.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,



Jennifer R. Hardy

Legal
Branch Chief
cc:	Robert H. Friedman, Esq.
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
	65 East 55th Street
	New York, NY 10022



Mr. David A. Conway
January 11, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE